EXHIBIT 99.1

THE AUDITED FINANCIAL STATEMENTS OF YN INTERNATIONAL GROUP LIMITED AS OF AND FOR THE FINANCIAL YEARS ENDED SEPTEMBER 30, 2025 AND 2024

TABLE OF FINANCIAL STATEMENTS

F-1

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

YN International Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of YN International Group Limited and its subsidiaries (the “Company”) as of September 30, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years ended September 30, 2025, 2024, and the related notes (collectively referred to as the 20-F “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years ended September 30, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2026.

Singapore

September 10, 2026

F-2

YN INTERNATIONAL GROUP LIMITED

Balance Sheet

(Expressed in U.S. Dollars)

	As of	As of
	September 30,	September 30,
	2025	2024
ASSETS
Current Assets:
Cash and cash equivalent	$16,394	-
Advances to suppliers	13,756	-
Prepaid expenses and other current assets	3,788	-
Total current assets	33,938	-
Non-Current Assets:
Intangible assets, net	111,024,147	-
Property and equipment, net	5,240	-
Total non-current assets	111,029,387	-

Total Assets	$111,063,325	-

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accrued expenses and other current liabilities	289,648	-
Total liabilities	$289,648	-

Commitments and contingencies

Shareholders’ Equity:
Share capital	$709	$1,290
Subscription receivable	(709)	(1,290)
Additional paid-in capital	100,698,728	-
Accumulated deficit	(1,062,836)	-
Accumulated other comprehensive income	36,275	-
Total Shareholders’ Equity attributable to controlling shareholders of the Company	99,672,167	-
Non-controlling Interest	11,101,510	-
Total Equity	$110,773,677	-

Total Liabilities and Shareholders’ Equity	$111,063,325	-

The accompanying notes are an integral part of these financial statements.

F-3

YN INTERNATIONAL GROUP LIMITED

 STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. Dollars)

	For the Years Ended September 30,
	2025	2024
Operating expenses:
General and administrative expenses	$(1,181,074)	-
Total operating expenses	(1,181,074)	-

Loss from operations	(1,181,074)	-

Other income (expenses):
Interest income	482	-
Other expenses	(414)	-
Total other income, net	68	-

Loss before income taxes	(1,181,006)	-
Income tax expenses	-	-
Net loss	(1,181,006)	-
Net loss attributable to non-controlling interest	(118,169)	-
Net loss attributable to controlling shareholders of the Company	$(1,062,837)	-

Net loss	$(1,181,006)	-
Other comprehensive loss:
Foreign currency translation gain	40,480	-
Comprehensive loss	(1,140,526)	-
Less: Comprehensive income attributable to non-controlling interest	4,205	-
Comprehensive loss attributable to controlling shareholders of the Company	$(1,144,731)	-

Loss per share
Basic	$(118.10)	$0.00
Weighted average shares outstanding
Basic	10,000	10,000

The accompanying notes are an integral part of these financial statements.

F-4

YN INTERNATIONAL GROUP LIMITED

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

(Expressed in U.S. Dollars)

					Accumulated
			Additional		other	Total	Non
	Share	Subscription	paid-in	Accumulated	comprehensive	Shareholders'	controlling	Total
	Capital	Receivable	capital	deficits	income	Equity	interest	Equity
Balance, September 30, 2023	$1,290	$(1,290)	-	-	-	-	-	-
Foreign currency translation	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-
Balance, September 30, 2024	$1,290	$(1,290)	-	-	-	-	-	-
Injection of intangible assets	-	-	100,698,728	-	-	100,698,728	11,188,748	111,887,476
Capital contribution by non-controlling interest	(581)	581	-	-	-	-	26,726	26,726
Foreign currency translation	-	-	-	-	36,275	36,275	4,205	40,480
Net loss	-	-	-	(1,062,836)	-	(1,062,836)	(118,169)	(1,181,005)
Balance, September 30, 2025	$709	$(709)	$100,698,728	$(1,062,836)	$36,275	$99,672,167	$11,101,510	$110,773,677

The accompanying notes are an integral part of these financial statements.

F-5

YN INTERNATIONAL GROUP LIMITED

STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

	For the Years Ended September 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(1,181,006)	-
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangible assets	904,994	-
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(18,391)	-
Accrued expenses and other current liabilities	290,466	-
Net cash used in operating activities	(3,937)	-

Cash flows from investing activity:
Purchase of property and equipment	(5,493)	-
Net cash used in investing activity	(5,493)	-

Cash flows from financing activity:
Proceeds from capital contribution	26,726	-
Net cash provided by financing activity	26,726	-

Effect of exchange rate changes on cash	(902)	-

Net increase in cash	16,394	-
Cash, beginning of year	-	-
Cash, end of year	$16,394	-

Supplemental disclosure of cash flow information:
Cash paid for income tax	-	-
Cash paid for interest	-	-

Supplemental disclosure of non-cash information:
Injection of intangible assets	$111,887,476	-

The accompanying notes are an integral part of these financial statements.

F-6

YN International Group Limited

Notes to the Financial Statements

Note 1 - Organization and business background

On October 9, 2009, Singmart Rubber International Limited (“Singmart”) was incorporated under the laws of Hong Kong, China and was owned by an individual. On May 20, 2018, Singmart changed its name to YN International Group Limited (“Ynong”). On October 21, 2024, the shareholder of Ynong changed from the individual to Ynong Group Limited. Ynong and its subsidiaries (collectively, the “Company”) have ownership of forest management rights located in Kedah, West Kalimantan Province, Indonesia.

On July 30, 2024, PT Grand Indonesia Forestmates (“PGIF”) was incorporated under the laws of Indonesia, and was 90% owned by Ynong and 10% owned by individual.

On September 28, 2016, PT Wana Arga Nusantara (“PWAN”) was incorporated under the laws of Indonesia. Prior to PGIF acquiring PWAN’s equity, PWAN’s equity was held by three individuals. On January 22, 2025, PGIF acquired 90% equity from these three individuals.

On March 31, 2025 and April 23, 2025, CN Energy and Ewforest (the “Purchaser”) entered into a share purchase agreement (the “Purchase Agreement”) with, Ynong Group Limited (the “Seller”) and Ynong, pursuant to which the Seller agreed to sell and the Purchaser agreed to purchase 4,500 shares of Ynong ordinary shares (the “Ynong Shares”), of which represents forty-five percent (45%) of the issued and outstanding Ynong ordinary shares to the Purchaser. Ynong directly owns 90% of the issued and outstanding equity of an Indonesian entity, PGIF, and PGIF and two Indonesian citizens, collectively, directly owns 90% and 10%, respectively, of another Indonesian entity, PWAN, which is the operating business.

In connection with the execution of the Purchase Agreement, the Seller entered into a side letter with PGIF and PWAN, in which PGIF and PWAN agreed to be bound by and comply with the covenants and obligations set forth in the Purchase Agreement that are applicable to each of PGIF and PWAN.

Pursuant to, and upon the terms and subject to the conditions set forth in the Purchase Agreement, the consideration for the Ynong Shares will consist of the following:

(i)	$6,365,348 in cash payable by CN Energy to the Seller will be made as a post-closing payment;

(ii)

50,000,000 Class A ordinary shares, no par value per share, of CN Energy, having an aggregate value of $10,000,000 with a cost basis of $0.20 per share (the “Consideration Shares”), issuable by CN Energy to the Seller on the Closing Date; and

(iii)

assignment of certain accounts receivables of the subsidiaries of the Company (the “Assigning Subsidiaries”) with an aggregate value of $24,548,022 (the “Assigned Receivables”), to be effected on the Closing Date.

On April 30, 2025, CN Energy and Ewforest (the “Purchaser”) closed a transaction (the “Closing”) involving the acquisition of 4,500 shares of Ynong from Ynong Group Limited (the “Seller”) in exchange for, among other things, the issuance by the Company of 50,000,000 shares of its Class A ordinary shares (“Shares”) to the Seller and its designees (the “Designees”) and the assignment to the Seller of certain accounts receivable of the subsidiaries of the Company (the “Subsidiaries”) with an aggregate value of $24,548,022 and payment of $6,365,348 in cash, pursuant to the Share Purchase Agreement dated as of March 31, 2025 (the “Original Purchase Agreement”), as amended by the Amendment to Share Purchase Agreement dated as of April 23, 2025 (the “Amendment” and, together with the Share Purchase Agreement, the “Purchase Agreement”), entered into between the Company, the Purchaser, the Seller, and Ynong, and pursuant to the side letters (the “Side Letters”) entered into between the Seller, PGIF and the operating Indonesian entity, PWAN.

F-7

As of September 30, 2025, details of subsidiaries of Ynong are set out below:

	Date of	Country of	Percentage of direct	Principal
Entity	incorporation	incorporation	or indirect ownership	activities
Ynong	October 9, 2009	Hong Kong, China	Parent	Holding Company
PGIF	July 30, 2024	Indonesia	90%	Holding Company
PWAN	September 28, 2016	Indonesia	90%	Operating entity

Note 2 – Summary of significant accounting policies

Basis of presentation and principal of consolidation

The accompanying financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”). All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

The consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date on which control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transactions provide evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Use of estimates

The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to long-lived assets. The Company bases its estimates and assumptions on current facts, historical experience, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected. A change in accounting estimates shall be accounted for in the period of change if the change affects that period only or in the period of change and future periods if the change affects both. A change in accounting estimates shall not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods.

Foreign currency

The Company’s reporting currency is the U.S. Dollar (“USD”). The determination of the respective functional currency is based on the criteria set out by ASC 830, “Foreign Currency Matters”.

Transactions denominated in currencies other than in the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the statements of operations and comprehensive income.

The exchange rates in effect as of September 30, 2025, and 2024, were US$1 for IDR16,660 and IDR15,125, respectively. The average exchange rates for the years ended September 30, 2025, and 2024, were US$1 for IDR15,893, and ID15,290, respectively.

F-8

Cash and cash equivalent

Cash and cash equivalents represent cash at bank which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

Prepaid expenses and other current assets

Prepaid expenses and other current assets are mainly prepaid expenses paid to service providers, and other deposits. Management regularly reviews the aging of such balances and changes in payment and realization trends and records allowances when management believes that the collection of amounts due is at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of September 30, 2025, no allowance for credit losses provided against prepayments and other receivables was recorded.

Intangible asset, net

An intangible asset is recognized when it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity and the cost of the asset can be measured reliably. Intangible assets are initially recognized at cost, less any accumulated amortization and any impairment losses. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.

The useful life of intangible asset has been assessed as follows:

Category	Useful Life
Forest management rights	60 years

Property and equipment

Property and equipment, net are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Depreciation expenses are included in general and administrative expenses. Estimated useful lives are as follows:

Category	Depreciation Method	Useful Life
Vehicles	Straight line	4 years
Office equipment	Straight line	4 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the statements of operations and comprehensive income.

F-9

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, The Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Impairment charge recognized for the year ended September 30, 2025 was nil.

Accrued expenses and other current liabilities

Accrued expenses and other current liabilitiesd consist of liabilities for goods and services that have been received or provided but not yet paid as of the balance sheet date, including payroll and related expenses, interest, professional fees, and other operating costs. Accruals are based on management’s best estimates and are adjusted to actual amounts when the obligations are invoiced or settled.

Fair value of financial instruments

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, The Company considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 —	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 —	Other inputs that are directly or indirectly observable in the marketplace.

Level 3 —	Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities:

Market Approach	—	Uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities.

Income Approach	—	Uses valuation techniques to convert future amounts to a single present value, based on current market expectations about those future amounts.

Cost Approach	—	Based on the amount that would currently be required to replace an asset.

As of September 30, 2025, the carrying values of cash and cash equivalents, other current assets, and accrued expenses and other current liabilities approximated their fair values reported in the balance sheets due to the short-term nature of these instruments.

F-10

General and administrative expenses

General and administrative expenses primarily consist of salaries and benefits for employees involved in general corporate functions, professional fees for external legal, accounting and other consulting services, amortization of intangible assets, travelling expenses and other general office and administrative expenses.

Employee benefit expenses

All eligible employees of the Company are entitled to staff welfare benefits including annual leave and sick leave.

Income taxes

The Company accounts for income taxes using the liability method, under which deferred income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that the asset will not be realizable in the foreseeable future.

Deferred taxes are also recognized on the undistributed earnings of subsidiaries, which are presumed to be transferred to the parent company and are subject to withholding taxes, unless there is sufficient evidence to show that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free manner.

The Company adopts ASC 740 “Income Taxes” which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The Company did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the year ended September 30, 2025.

Comprehensive income (loss)

Comprehensive income (loss)is defined as the increase in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Amongst other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive income (loss) included net income that are presented in the statements of operations and comprehensive income (loss).

Earnings (Loss) Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, Earnings per Share. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There is no anti-dilutive effect for the years ended September 30, 2025, and 2024.

F-11

Commitments and contingencies

The Company accrues costs associated with legal actions when such costs become probable and the amounts can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the year ended September 30, 2025, the Company did not have any material legal claims or litigation that, individually or in the aggregate, could have a material adverse impact on the Company’s financial position, results of operations, or cash flows.

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (the “CODM”) in deciding how to allocate resources and in assessing performance. The Company’s revenue segments have similar economic characteristics, and they are managed as a single business unit. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM reviews results when making decisions about allocating resources and assessing performance of the Company. The Company has determined that there is only one reportable operating segment.

Risks and uncertainties

The operations of the Company are located in Indonesia. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in Indonesia, in addition to the general state of the Indonesia economy. The Company’s results may be adversely affected by changes in the political and social conditions in Indonesia, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Company does not carry any business interruption insurance, product liability insurance, or any other insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Company.

Concentration of credit risks

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalent. As of September 30, 2025, the aggregate amounts of cash and cash equivalent were maintained with banks in Indonesia. In the event of bankruptcy of one of these financial institutions, the Company may not be able to recover its cash and demand deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In November 2024, the FASB issued ASU 2024-03, Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. This ASU may be applied either on a prospective or retrospective basis. We are currently evaluating the impact of this standard on our disclosures.

F-12

In January 2025, the FASB issued ASU 2025-01, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40), which clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted.

In May 2025, the FASB issued ASU 2025-04, Compensation – Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606), Clarifications to Share-Based Consideration Payable to a Customer, which revised the Master Glossary definition of the term performance condition for share-based consideration payable to a customer. The revised definition incorporates conditions (such as vesting conditions) that are based on the volume or monetary amount of a customer’s purchases (or potential purchases) of goods or services from the grantor (including over a specified period of time). The revised definition also incorporates performance targets based on purchases made by other parties that purchase the grantor’s goods or services from the grantor’s customers. The revised definition of the term performance condition cannot be applied by analogy to awards granted to employees and nonemployees in exchange for goods or services to be used or consumed in the grantor’s own operations. Although it is expected that entities will conclude that fewer awards contain service conditions, for those that are determined to have service conditions, the amendments in this Update eliminate the policy election permitting a grantor to account for forfeitures as they occur. Therefore, when measuring share-based consideration payable to a customer that has a service condition, the grantor is required to estimate the number of forfeitures expected to occur. Separate policy elections for forfeitures remain available for share-based payment awards with service conditions granted to employees and nonemployees in exchange for goods or services to be used or consumed in the grantor’s own operations. The amendments in this Update clarify that share-based consideration encompasses the same instruments as share-based payment arrangements, but the grantee does not need to be a supplier of goods or services to the grantor. Finally, the amendments in this Update clarify that a grantor should not apply the guidance in Topic 606 on constraining estimates of variable consideration to share-based consideration payable to a customer. Therefore, a grantor is required to assess the probability that an award will vest using only the guidance in Topic 718. Collectively, these changes improve the decision usefulness of a grantor’s financial statements, improve the operability of the guidance, and reduce diversity in practice for accounting for share-based consideration payable to a customer. Under the amendments in this Update, revenue recognition will no longer be delayed when an entity grants awards that are not expected to vest. This is expected to result in estimates of the transaction price that better reflect the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer and, therefore, more decision-useful financial reporting.

The amendments in this Update are effective for all entities for annual reporting periods (including interim reporting periods within annual reporting periods) beginning after December 15, 2026. Early adoption is permitted for all entities. The amendments in this Update permit a grantor to apply the new guidance on either a modified retrospective or a retrospective basis. When applying the amendments in this Update on a modified retrospective basis, a grantor should recognize a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of 4 equity or net assets in the statement of financial position) as of the beginning of the period of adoption and should not recast any financial statement information before the period of adoption. A grantor should apply the amendments as of the date of initial application to all share-based consideration payable to a customer. When applying the amendments in this Update on a retrospective basis, a grantor should recast comparative periods and recognize a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest period presented. Additionally, an entity that elects to apply the guidance retrospectively should use the actual outcome, if known, of a performance condition or service condition as of the beginning of the annual reporting period of adoption for all prior-period estimates. If actual outcomes are unknown as of the beginning of the annual reporting period of adoption, an entity should use its estimate of the probability of achieving a service condition or performance condition as of the beginning of the annual reporting period of adoption for all prior-period estimates.

F-13

In September 2025, the FASB issued ASU 2025-06, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40) - Targeted Improvements to the Accounting for Internal-Use Software”, the amendments in this Update remove all references to prescriptive and sequential software development stages (referred to as “project stages”) throughout Subtopic 350-40. Therefore, an entity is required to start capitalizing software costs when both of the following occur: 1. Management has authorized and committed to funding the software project. 2. It is probable that the project will be completed and the software will be used to perform the function intended (referred to as the “probable-to-complete recognition threshold”). In evaluating the probable-to-complete recognition threshold, an entity is required to consider whether there is significant uncertainty associated with the development activities of the software (referred to as “significant development uncertainty”). The two factors to consider in determining whether there is significant development uncertainty are whether: 1. The software being developed has technological innovations or novel, unique, or unproven functions or features, and the uncertainty related to those technological innovations, functions, or features, if identified, have not been resolved through coding and testing. 2. The entity has determined what it needs the software to do (for example, functions or features), including whether the entity has identified or continues to substantially revise the software’s significant performance requirements. The amendments in this Update specify that the disclosures in Subtopic 360- 10, Property, Plant, and Equipment—Overall, are required for all capitalized internal-use software costs, regardless of how those costs are presented in the financial statements. Additionally, the amendments clarify that the intangibles disclosures in paragraphs 350-30-50-1 through 50-3 are not required for capitalized internal-use software costs. Furthermore, the amendments in this Update supersede the website development costs guidance and incorporate the recognition requirements for website-specific development costs from Subtopic 350-50 into Subtopic 350-40. 4 within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The amendments in this Update permit an entity to apply the new guidance using any of the following transition approaches: 1. A prospective transition approach 2. A modified transition approach that is based on the status of the project and whether software costs were capitalized before the date of adoption 3. A retrospective transition approach. Under a prospective transition approach, an entity should apply the amendments in this Update to new software costs incurred as of the beginning of the period of adoption for all projects, including in-process projects. Under a modified transition approach, an entity should apply the amendments in this Update on a prospective basis to new software costs incurred (for all projects, including costs incurred for in-process projects), except for in-process projects that, as of the date of adoption, the entity determines do not meet the capitalization requirements under the amendments but meet the capitalization requirements under current guidance. For those in-process projects, an entity should derecognize any capitalized costs through a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the date of adoption. Under a retrospective transition approach, an entity should recast comparative periods and recognize a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the first period presented.

In September 2025, the FASB issued ASU 2025-07, “Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606) - Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract”, the amendments in this Update exclude from derivative accounting nonexchange-traded contracts with underlyings that are based on operations or activities specific to one of the parties to the contract. However, this scope exception does not apply to (1) variables based on a market rate, market price, or market index, (2) variables based on the price or performance of a financial asset or financial liability of one of the parties to the contract, (3) contracts (or features) involving the issuer’s own equity that are evaluated under the guidance in Subtopic 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, and (4) call options and put options on debt instruments. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. An entity is permitted to apply the amendments in this Update either (1) prospectively to new contracts entered into on or after the date of adoption or (2) on a modified retrospective basis through a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the annual reporting period of adoption for contracts existing as of the beginning of the annual reporting period of adoption. If an entity applies the modified retrospective transition method described in the preceding paragraph, upon adoption the entity may elect on an instrument-by-instrument basis to (1) measure contracts previously accounted for as derivatives that are no longer accounted for as derivatives in their entirety under the amendments in this Update at fair value with changes in fair value recognized in earnings and (2) stop applying the fair value option for contracts that contained embedded features that otherwise would have been bifurcated but are no longer accounted for as derivatives under the amendments in this Update.

F-14

The amendments in this Update clarify that an entity should apply the guidance in Topic 606, including the guidance on noncash consideration in paragraphs 606-10-32-21 through 32-24, to a contract with share-based noncash consideration (for example, shares, share options, or other equity instruments) from a customer for the transfer of goods or services. The guidance in other Topics (including Topic 815 on derivatives and hedging and Topic 321 on equity securities) does not apply to share-based noncash consideration from a customer for the transfer of goods or services unless and until the entity’s right to receive or retain the share-based noncash consideration is unconditional under Topic 606. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. An entity is permitted to apply the amendments in this Update either (1) prospectively to new contracts entered into on or after the date of adoption, including modified contracts accounted for as separate contracts in accordance with paragraph 606-10-25-12, or (2) on a modified retrospective basis through a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the annual reporting period of adoption for contracts existing as of the beginning of the annual reporting period of adoption.

In November 2025, the FASB issued ASU 2025-08, “Financial Instruments—Credit Losses (Topic 326) Purchased Loans”, the amendments in this update expand the population of acquired financial assets subject to the gross-up approach in Topic 326. In accordance with the amendments in this Update, loans (excluding credit cards) acquired without credit deterioration and deemed “seasoned” (defined below) are purchased seasoned loans and accounted for using the gross-up approach at acquisition. Specifically, after an entity determines that a loan is a non-PCD asset based on its assessment of credit deterioration experienced since origination, the entity should apply the guidance described in the amendments to determine whether the loan is seasoned and, therefore, should be accounted for using the gross-up approach. All non-PCD loans (excluding credit cards) that are acquired in a business combination are deemed seasoned. Other non-PCD loans (excluding credit cards) are seasoned if they were purchased at least 90 days after origination and the acquirer was not involved in the origination of the loans. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The amendments in this Update should be applied prospectively to loans that are acquired on or after the initial application date. Early adoption is permitted in an interim or annual reporting period in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in an interim reporting period, it should apply the amendments as of the beginning of that interim reporting period or the beginning of the annual reporting period that includes that interim reporting period.

In November 2025, the FASB issued ASU 2025-09, “Derivatives and Hedging (Topic 815) Hedge Accounting Improvements”, Issue 1: Similar Risk Assessment for Cash Flow Hedges - the amendments in this Update expand the hedged risks permitted to be aggregated in a group of individual forecasted transactions in a cash flow hedge by changing the requirement to designate a group of individual forecasted transactions from having a shared risk exposure to having a similar risk exposure. Entities are required to assess risk similarity both at hedge inception and on an ongoing basis. The amendments also clarify that a group of individual forecasted transactions can be considered to have a similar risk exposure if the derivative used as the hedging instrument is highly effective against each hedged risk in the group. In addition, in some cases, entities are permitted to perform an ongoing qualitative assessment of whether a group of individual forecasted transactions has a similar risk exposure. The amendments in this Update improve GAAP by expanding the hedged risks permitted to be aggregated in a group of individual forecasted transactions, thereby enabling entities to apply hedge accounting to potentially broader portfolios of forecasted transactions. Entities that aggregate larger groups of individual forecasted transactions in accordance with the amendments can achieve hedge accounting in a more efficient, cost-effective manner while reducing the risk of missed forecasts for highly effective economic hedges. Furthermore, the amendments improve operability and foster consistent application of the similar risk assessment. Therefore, an entity’s financial statements can provide more relevant information to investors about the entity’s risk management activities related to cash flow hedges of groups of forecasted transactions. 4 The amendments in this Update improve GAAP because the application of hedge accounting will not be limited by whether the execution of the nonfinancial purchase or sale transaction is in the spot or forward market. Relative to current GAAP, which limits designation of nonfinancial components to those that are contractually specified, a model based on the clearly-and-closely-related criteria permits hedge accounting for eligible components of forecasted spot-market transactions, forward-market transactions, and subcomponents of explicitly referenced components in an agreement’s pricing formula. Furthermore, the amendments also may enable entities to reduce missed forecasts for highly effective economic hedges, more closely aligning hedge accounting with the economics of entities’ risk management activities. The amendments in this Update also clarify that entities may designate a variable price component in a contract that is accounted for as a derivative as the hedged risk if all other hedge criteria are satisfied. That clarification improves GAAP because it resolves diversity in practice about whether hedge accounting may be applied in those situations and allows hedge accounting to be applied to highly effective economic hedges. Issue 4: Net Written Options as Hedging Instruments The amendments in this Update on the use of net written options as hedging instruments improve GAAP by updating the hedge accounting guidance to accommodate differences in the loan and swap markets that developed after the cessation of the London Interbank Offered Rate. Specifically, the amendments in this Update eliminate the requirement to apply the net written option test to a compound derivative comprising a swap and a written option designated as the hedging instrument in a cash flow hedge or a fair value hedge of interest rate risk. Issue 5: Foreign-Currency-Denominated Debt Instrument as Hedging Instrument and Hedged Item (Dual Hedge) The amendments in this Update eliminate the recognition and presentation mismatch related to a dual hedge strategy (that is, a hedge for which a foreign currency-denominated debt instrument is both designated as the hedging instrument in a net investment hedge and designated as the hedged item in a fair value hedge of interest rate risk). The amendments require that an entity exclude the debt instrument’s fair value hedge basis adjustment from the net 5 investment hedge effectiveness assessment. As a result, an entity immediately recognizes in earnings the gains and losses from the remeasurement of the debt instrument’s fair value hedge basis adjustment at the spot exchange rate. Entities are prohibited from applying this guidance by analogy to other circumstances. The amendments in this Update improve GAAP by enabling entities that utilize dual hedging strategies to reflect the economic offset of changes attributable to both interest rate risk and foreign exchange risk. For public business entities, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual reporting periods. For entities other than public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2027, and interim periods within those annual reporting periods. Early adoption is permitted on any date on or after the issuance of this Update. Entities should apply the amendments in this Update on a prospective basis for all hedging relationships. An entity may elect to adopt the amendments in this Update for hedging relationships that exist as of the date of adoption. Upon adoption of the amendments in this Update, entities are permitted to modify certain critical terms of certain existing hedging relationships without dedesignating the hedge.

F-15

In December 2025, the FASB issued ASU 2025-10, “Government Grants (Topic 832) Accounting for Government Grants Received by Business Entities”, The amendments in this Update establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. A grant related to an asset is a government grant, or part of a government grant, that is conditioned on the purchase, construction, or acquisition of an asset (for example, a long-lived asset or inventory). A grant related to income is a government grant, or part of a government grant, other than a grant related to an asset (for example, a grant that reimburses a business entity for operating expenses). The amendments in this Update require that a government grant received by a business entity should not be recognized until: 1. It is probable that (a) a business entity will comply with the conditions attached to the grant and (b) the grant will be received. 2. A business entity meets the recognition guidance for a grant related to an asset or a grant related to income. 3 The amendments in this Update require that a grant related to an asset be recognized on the balance sheet as a business entity incurs the related costs for which the grant is intended to compensate, either as: 1. Deferred income (the deferred income approach) 2. An adjustment to the cost basis in determining the carrying amount of the asset (the cost accumulation approach). A grant related to income and a grant related to an asset for which the deferred income approach is elected should be recognized in earnings on a systematic and rational basis over the periods in which a business entity recognizes as expenses the costs for which the grant is intended to compensate. When a business entity elects the cost accumulation approach for a grant related to an asset, there is no separate subsequent recognition of the government grant proceeds in earnings. The carrying amount of the asset that reflects the government grant proceeds would be used to determine depreciation or other subsequent accounting for that asset. The amendments in this Update require that a business entity present a grant related to income and a grant related to an asset for which the deferred income approach is elected as part of earnings either (1) separately under a general heading such as other income or (2) deducted from the related expense. In addition, the amendments in this Update require, consistent with current disclosure requirements, that a business entity provide disclosures, including the nature of the government grant received, the accounting policies used to account for the grant, and significant terms and conditions of the grant. 5 Under a modified prospective approach, prior-period results should not be restated and there is no cumulative-effect adjustment. 2. A modified retrospective approach to both: a. Government grants that are entered into on or after the beginning of the earliest period presented b. Government grants that are not complete as of the beginning of the earliest period presented. A government grant is complete when substantially all of the government grant proceeds have been recognized before the beginning of the earliest period presented. Under a modified retrospective approach, all prior period results should be restated for government grants that are not complete as of the beginning of the earliest period presented through a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the earliest period presented. 3. A retrospective approach to all government grants through a cumulative effect adjustment to the opening balance of retained earnings as of the beginning of the earliest period presented.

In December 2025, the FASB issued ASU 2025-11, “Interim Reporting (Topic 270) Narrow-Scope Improvements”, the amendments in this Update clarify interim disclosure requirements and the applicability of Topic 270. The amendments in this Update result in a comprehensive list of interim disclosures that are required by GAAP. In developing the list of disclosures required by other Topics, the Board focused on identifying the interim disclosures that are currently required under GAAP. The objective of the amendments is to provide clarity about the current requirements, rather than evaluate whether to expand or reduce interim disclosure requirements. The amendments in this Update also include a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. The intent of the disclosure principle, which is modeled after a previous SEC disclosure requirement, is to help entities determine whether disclosures not specified in Topic 270 should be provided in interim reporting periods. The amendments in this Update also clarify the applicability of Topic 270, the types of interim reporting, and the form and content of interim financial statements in accordance with GAAP. The Board expects that these clarifications will enhance consistency in interim reporting for all entities. The Board considers the amendments in this Update to be necessary to reflect the development of interim reporting over time. The amendments in this Update are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, for public business entities and for interim reporting periods within annual reporting 3 periods beginning after December 15, 2028, for entities other than public business entities. Early adoption is permitted for all entities. The amendments in this Update can be applied either (1) prospectively or (2) retrospectively to any or all prior periods presented in the financial statements.

F-16

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements”, thirty-three issues are addressed in this Update. Generally, the amendments in this Update are not intended to result in significant changes for most entities. However, the Board recognizes that changes to guidance may result in accounting changes for some entities. Therefore, the Board is providing transition guidance for the amendments. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. 12 Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: 1. Prospectively to all transactions recognized on or after the date that the entity first applies the amendments 2. Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. An entity may elect the transition method on an issue-by-issue basis. For example, it may apply certain amendments prospectively while applying others retrospectively. For the amendments in this Update to Topic 260 (that is, Issue 4), an entity should apply the amendments retrospectively to each prior reporting period presented in the period of adoption.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s financial position, statements of operations, cash flows, and disclosures.

Note 3 – Intangible assets, net

The Company’s intangible assets include forest management rights, for which PWAN obtained the “Forest Product Utilization and Operation License” on April 11, 2019, with an exclusive term of 60 years which will expire on April 10, 2079. This forest covers an area of 7,925 hectares, with two commercially harvestable timber stands—Eucalyptus and mixed broadleaf—, and have a total standing volume of 19,184,902 cubic meters available for sustainable utilization.

Intangible assets, net, consisted of the following:

	As of	As of
	September 30,	September 30,
	2025	2024
Intangible assets	$111,887,476	-
Less: accumulated amortization	(863,329)	-
Intangible assets, net	$111,024,147	-

F-17

Amortization expense was $904,994 and nil for the years ended September 30, 2025 and 2024, respectively.

Estimated future amortization expense is as follows:

Amortization
expense
Fiscal 2026	$2,071,990
Fiscal 2027	2,071,990
Fiscal 2028	2,071,990
Fiscal 2029	2,071,990
Fiscal 2030	2,071,990
Thereafter	100,664,197
Total	$111,024,147

Note 4 – Property and equipment, net

Property and equipment, net, consisted of the following:

	As of	As of
	September 30,	September 30,
	2025	2024
Office equipment	$3,679	-
Vehicle	1,561	-
Subtotal	5,240	-
Less: accumulated depreciation	-	-
Property and equipment, net	$5,240	-

Depreciation expense for the years ended September 30, 2025 and 2024 was nil and nil, respectively, as these property and equipment were bought in September 2025 and will commence depreciation in October 2025.

F-18

Note 5 – Income taxes

Corporation Income Tax

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

Hong Kong, China

Under the Hong Kong tax laws, an entity, that incorporated under the laws of Hong Kong China, is not subject to income tax if no revenue is generated in Hong Kong.

Indonesia

Indonesia subsidiaries are subject to Indonesia corporate tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Indonesia tax laws. The standard corporate income tax rate in Indonesia is 22%.

The income tax expenses consisted of the following components:

	For the Years Ended September 30,
	2025	2024
Current income tax expense	-	-
Total income tax expense	-	-

A reconciliation of the Company’s Indonesia statutory tax rate to the effective income tax rate during the periods is as follows:

	For the Years Ended September 30,
	2025	2024
Income tax expense with Indonesia statutory tax rate	22.0%	22.0%
Change in valuation allowance	(22.0)%	(22.0)%
Effective tax rate	0.0%	0.0%

Uncertain tax positions

The Indonesia tax authorities conduct periodic and ad hoc tax filing reviews on business enterprises operating in Indonesia after those enterprises complete their relevant tax filings. It is therefore uncertain as to whether the Indonesia tax authorities may take different views about the Company’s tax filings, which may lead to additional tax liabilities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of September 30, 2025, the Company did not have any significant unrecognized uncertain tax positions.

F-19

Note 6 – Shareholders’ equity

The Company was incorporated under the laws of Hong Kong, China on October 9, 2009 with registered capital of 10,000 Hong Kong Dollar with a par value of HKD1 Hong Kong Dollar each.

Note 7 – Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. The Company has ownership of forest management rights located in Kedah, West Kalimantan Province, Indonesia. The forest management rights, for which PWAN obtained the “Forest Product Utilization and Operation License” on April 11, 2019, with an exclusive term of 60 years which due on April 10, 2079. This forest covers an area of 7,925 hectares, with two commercially harvestable timber stands—Eucalyptus and mixed broadleaf—, and have a total standing volume of 19,184,902 cubic meters available for sustainable utilization. Based on management’s assessment, the Company has determined that it has a single reportable segment as defined by ASC 280.

As of September 30, 2025, the Company’s long-lived assets are located in Indonesia.

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Note 8 – Concentrations of risk

As of and for the years ended September 30, 2025 and 2024, the Company does not have any major customer and supplier accounted for 10% or more of the total sales and purchase, and no balance accounted for 10% or more accounts receivable balance and accounts payable balance.

Note 9 – Related party transactions

As of and for the years ended September 30, 2025 and 2024, the Company does not have any related party transaction and balance.

Note 10 – Commitment and contingencies

Operating lease commitment

As of September 30, 2025, the Company did not have any operating lease commitment.

Capital commitment

As of September 30, 2025, the Company did not have any capital commitment.

Contingencies

From time to time, the Company may be involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

Note 11 – Subsequent events

Management has reviewed events occurring through the date the consolidated financial statements were issued and no subsequent events occurred that require accrual or disclosure:

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